Exhibit 20.1

I, Tad Mailander, declare:

1.	I am an attorney at law, duly licensed to practice before the Courts in the State of California. I am a member of the bar of the United States District Court for the State of California and the United States Court of Appeals for the Ninth U.S. Circuit. I am qualified to practice before the U.S. Securities and Exchange Commission. I have personal knowledge of the following, and if called, could competently testify.
2.	Plandai Biotechnology, Inc. (“Company”) filed Form 15-12g with the U.S. Securities and Exchange Commission on January 31, 2017. At the time of this filing, the Company’s annual report on Form 10-Q for the quarter ended September 30, 2016, was pending and required to be filed and was a late filing.
3.	On November 10, 2020, I became the sole officer and director of the Company. Previously, the Company’s operations were in South Africa. The Company’s last office address was in London, UK. In 2018, the Company’s corporate charter in Nevada was revoked.
4.	In order to rectify the late filing, I undertook an investigation and personally inquired into the status of the Company’s quarterly report and the associated financial reporting.
5.	I contacted former management, including Roger Duffield, the Company’s former Principal Executive Officer and Principal Financial Officer and Louise Willemse, the Company’s former controller and accountant. Upon inquiry, each represented that they did not have any relevant Company records or financial records for the quarter ended September 30, 2016.
6.	I also attempted to contact former directors of the Company, including Daron Duffield and Callum Duffield, each of whom did not respond to requests for information. I did speak with former director Brian Johnson, Esq. who also disclaimed having audit records or any financial records of the Company.
7.	Neither I nor the Company have any affiliation with any of the Company’s former management with respect to the above inquiries.
8.	I also investigated concerning the Company’s independent auditor. It appears from a review of public filings with the Securities and Exchange Commission that on September 24, 2015, the Company engaged Cutler & Co. of Denver, Colorado, as its independent auditor to audit the Company’s financial statements. On October 1, 2015, Cutler & Co. merged its SEC auditing practice with Pritchett, Siler & Hardy PC. As a result of the transaction, Cutler & Co. voluntarily deregistered with the PCAOB and resigned as the Company’s independent registered public accounting firm effective November 12, 2015. Thereafter, on April 26, 2016, the Company engaged Pritchett, Siler & Hardy PC as its independent auditor. Thereafter, on January 1, 2018, Haynie & Co., CPAs acquired the audit practice of Pritchett, Siler & Hardy PC. By January 1, 2018, the Company filed its Form 15-12g terminating its registration with the Securities and Exchange Commission.
9.	I personally communicated with Haynie & Co. and asked whether or not they had any financial records or otherwise concerning the Company for the relevant quarterly review period. They did not.
10.	Based on the foregoing, and after conducting a reasonable search for the financial records and information for the quarter ended September 30, 2016, such information is unknown and not reasonably available. Additionally, since the quarterly review was for a period of seven years ago, and no previous information records now exist, it would cause unreasonable effort to be made to even attempt to recreate such an audit. Former management, who would typically be responsible with possession of the unaudited financial statements, had no such information. The unaudited financial statements and related information provided were certified as being true and correct by the Company on April 12, 2017, in a public filing with OTC Markets.

I declare under the penalty of perjury that the foregoing is true and correct.

March 20, 2023

By:	/s/ Tad Mailander

Principal Executive Officer

Principal Financial Officer